Exhibit 1.01

Bel Fuse Inc.

Conflict Minerals Report

For the reporting period from January 1, 2023 to December 31, 2023

This Conflict Minerals Report (the "Report") of Bel Fuse Inc. (referred to in this Report as the "Company," "Bel," "we," "us," or "our") for the reporting period from January 1, 2023 to December 31, 2023 (the "Reporting Period") has been prepared pursuant to Rule 13p-1 and Form SD (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to minerals specified in the Rule as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act").  The Rule imposes certain reporting obligations on registrants who file reports with the SEC under Sections 13(a) or 15(d) of the Exchange Act whose manufactured products contain minerals specified in the Rule that are necessary to the functionality or production of their products.  The specified minerals, which are collectively referred to in this Report as the "Conflict Minerals," are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten unless the Secretary of State determines that additional derivatives are financing conflict in one of the covered countries described below, or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in one of the covered countries described below.  These requirements apply to registrants regardless of the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo ("DRC") or an adjoining country, specifically, Angola, Burundi, Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, together with the DRC, the "Covered Countries"), or from recycled and scrap sources, they must submit a Form SD which describes the reasonable country of origin inquiry completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals' source and chain of custody.

1.	Company Overview

1.1     Description of the Products Covered by this Report

This Report has been prepared by the management of Bel.  The content of this Report includes the activities of all majority-owned subsidiaries that are required to be consolidated in our financial statements.

Bel designs, manufactures and markets a broad array of products that power, protect and connect electronic circuits.  These products are primarily used in the networking, telecommunications, computing, general industrial, high-speed data transmission, military, commercial aerospace, transportation and eMobility industries.  Bel's portfolio of products also finds application in the automotive, medical, broadcasting and consumer electronics markets.

Bel's principal executive offices are located at 300 Executive Drive, Suite 300, West Orange, New Jersey 07052.  The Company operates other facilities in North America, Europe and Asia.  On December 31, 2023, Bel employed approximately 5,260 associates, almost all of which are full-time associates. At December 31, 2023, the Company employed approximately 1,738 people at its North American facilities, 2,704 people at its Asian facilities and 818 people at its European facilities, excluding approximately 438 workers supplied by independent contractors.

1.2     Products Overview

The following is a description of the Company's product groups as of December 31, 2023:

Power Solutions and Protection

Bel's power conversion products include internal and external AC/DC power supplies, DC/DC converters and DC/AC inverters. These products provide power conversion solutions for a number of industrial, networking and consumer applications.  Bel circuit protection products include board level fuses (miniature, micro and surface mount), and Polymeric PTC (Positive Temperature Coefficient) devices, designed for the global electronic and telecommunication markets.

	Product Line	Function	Applications	Brands Sold Under
Power Solutions And Protection	Front-End Power Supplies	Provides the primary point of isolation between AC main line (input) and the low-voltage DC output that is used to power all electronics downstream.	Servers, telecommunication, network and data storage equipment.	Bel Power Solutions & Protection
	Board-Mount Power Products	These are designed to be mounted on a circuit board. These converters take input voltage and provide localized on-board power to low-voltage electronics.	Telecommunication, networking and a broad range of industrial applications.	Bel Power Solutions & Protection, MelcherTM, CUI
	Industrial and Transportation Power Products	Designed to be used in industrial equipment or on-board and off-board transportation applications for powering various AC and DC electronics, battery charging and power management.	Rail, transportation, automation, test and measurement, medical and eMobility applications.	Bel Power Solutions & Protection, MelcherTM, CUI, EOS
	External Power Products	Standard and customizable desktop and wall plug adapters that convert AC main input voltages to a variety of DC output voltages.	Consumer and industrial devices and equipment.	CUI, EOS
	Circuit Protection	Protects devices by preventing current in an electrical circuit from exceeding acceptable levels.	Consumer electronics, power supplies, electric vehicles, EV chargers, battery charging and lighting.	Bel Power Solutions & Protection

Connectivity Solutions

Bel offers a comprehensive line of high speed and harsh environment copper and optical fiber connectors and integrated assemblies, which provide connectivity for a wide range of applications across multiple industries including commercial aerospace, military communications, defense, network infrastructure, structured building cabling and several industrial applications.

	Product Line	Function	Applications	Brands Sold Under
Connectivity Solutions	Expanded Beam Fiber Optic Connectors, Cable Assemblies and Active Optical Devices (transceivers and media converters)	Harsh-environment, high-reliability, flight-grade optical connectivity for high-speed communications.	Military/aerospace, oil and gas well monitoring and exploration, broadcast, communications, RADAR.	Stratos®, Fibreco®
	Copper-based Connectors / Cable Assemblies-FQIS	Harsh-environment, high-reliability connectivity and fuel quantity monitoring (FQIS).	Avionics, smart munitions, communications, radar and various industrial equipment.	Cinch®
	RF Connectors, Cable Assemblies, Microwave Devices and Low Loss Cable	Connectors and cable assemblies designed to provide connectivity within radio frequency (RF) applications.	Military/aerospace, test and measurement, IoT, 5G high-frequency and wireless communications.	Johnson, Trompeter, Midwest MicrowaveTM, Semflex®
	Ethernet, I/O, Industrial and Power Connectivity	RJ45, RJ11, M12, IP67 and USB connectivity for data/voice/video transmission.	Applications including routers, hubs, switches, peripheral device connectivity and patch panels; and emerging internet-of-things (IoT) applications.	Stewart Connector

Magnetic Solutions

Bel's Magnetics offers industry leading products.  The Company's ICM products integrate RJ45 connectors with discrete magnetic components to provide better performance and a more robust device that allows customers to substantially reduce board space and optimize performance.  Power Transformers include standard and custom designs for use in a wide array of applications, including industrial instrumentation, alarm and security systems, motion control, elevators, and medical products.

	Product Line	Function	Applications	Brands Sold Under
Magnetic Solutions	Integrated Connector Modules (ICMs)	Condition, filter, and isolate the electronic signal to ensure accurate data/voice/video transmission and provide RJ45 and USB connectivity.	Network switches, routers, hubs, and PCs used in multi-speed Gigabit Ethernet, Power over Ethernet (PoE), PoE Plus and home networking applications.	Bel, TRP Connector®, MagJack®
	Power Transformers	Safety isolation and distribution.	Power supplies, alarm, fire detection, and security systems, HVAC, lighting and medical equipment. Class 2, three phase, chassis mount, and PC mount designs available.	Signal
	SMD Power Inductors & SMPS Transformers	A passive component that stores energy in a magnetic field. Widely used in analog electronic circuitry.	Switchmode power supplies, DC/DC converters, LED lighting, automotive and consumer electronics.	Signal
	Discrete Components-Ethernet	Condition, filter, and isolate the electronic signals to ensure high speed Ethernet data transmission.	Network switches, routers, hubs, and PCs used in multi-speed Gigabit Ethernet and Power over Ethernet (PoE).	Bel

1.3     Supply Chain Overview

The Company has multiple suppliers for most of the raw materials it purchases.

At December 31, 2023, the Company operated 19 manufacturing facilities in 7 countries.  The following is a list of the locations of those manufacturing facilities and the product groups produced at each facility:

Location	Approximate Square Feet	Product Group Produced at Facility	Owned/ Leased	Percentage Used for Manufacturing

Dongguan, People's Republic of China	661,000	Magnetic Solutions	Leased	36%
Pingguo, People's Republic of China	180,000	Magnetic Solutions	Leased	39%
Shenzhen, People's Republic of China	227,000	Power Solutions & Protection	Leased	100%
Zhongshan, People's Republic of China	77,000	All three product groups	Leased	100%
Zhongshan, People's Republic of China	118,000	All three product groups	Owned	100%
Zhongshan, People's Republic of China	78,000	All three product groups	Owned	100%
Guangxi, People's Republic of China	243,000	Magnetic Solutions	Leased	54%
Mumbai, India	56,000	Power Solutions & Protection	Leased	46%
Dubnica nad Vahom, Slovakia	35,000	Power Solutions & Protection	Owned	50%
Dubnica nad Vahom, Slovakia	70,000	Power Solutions & Protection	Leased	100%
Worksop, United Kingdom	51,000	Connectivity Solutions	Leased	28%
Chelmsford, United Kingdom	17,000	Connectivity Solutions	Leased	80%
Dominican Republic	33,000	Magnetic Solutions	Leased	85%
Cananea, Mexico	30,000	Connectivity Solutions	Leased	60%
Reynosa, Mexico	80,000	Connectivity Solutions	Leased	56%
Glen Rock, Pennsylvania	74,000	Connectivity Solutions	Owned	60%
Waseca, Minnesota	127,000	Connectivity Solutions	Leased	83%
McAllen, Texas	40,000	Connectivity Solutions	Leased	56%
Melbourne, Florida	13,000	Connectivity Solutions	Leased	64%

We rely on our direct suppliers to provide information as to whether Conflict Minerals are contained in components and materials supplied to us, including sources of Conflict Minerals that may be supplied to our direct suppliers from lower tier suppliers as further discussed in Section 2 of this Report.

It is not practicable to conduct a survey of all of our suppliers; therefore, we believed a good faith reasonable due diligence approach was to conduct a survey of our top suppliers, based on the percentage of "raw material spend," as further described under "Due Diligence Process" below.

In accordance with the requirements of Form SD, this Report includes:

•	a description of the measures we took to exercise due diligence on the Conflict Minerals' source and chain of custody;
•	a description of the products manufactured or contracted to be manufactured that contain Conflict Minerals;
•	the facilities used to process the Conflict Minerals;
•	the country of origin of the Conflict Minerals to the extent available; and
•	the efforts to determine the mine or location of origin.

We participate in a number of industry-wide initiatives described in Section 2 of this Report.  This Report is available on our website at www.belfuse.com.

1.4     Conflict Minerals Policy

We have adopted the following conflict minerals policy statement (the "CM Policy"):

Conflict Free Sourcing Statement

On August 22, 2012, the final rule regarding sourcing of conflict minerals under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was approved by the U.S. Securities and Exchange Commission (“SEC”). The rule imposes reporting requirements regarding the presence of conflict minerals in the products they manufacture, originating in the Democratic Republic of the Congo (DRC) or adjoining countries. Bel is committed to complying with the legislation, while also implementing this as part of our Code of Conduct expectations throughout the supply chain.

Bel requires its suppliers to undertake commercially reasonable due diligence in dealing with their own supply chain with regard to this matter. Utilizing the industry standard Conflict Minerals Reporting Template, available through the Responsible Minerals Initiative ("RMI"), we look to ensure compliance and accountability from our suppliers. We expect our suppliers to determine if the specified metals are being sources from certified conflict-free smelters, using the RMI Conformant Smelter List, and if not, to take the necessary steps toward achieving full compliance. The list of conformant smelters can be found at:  https://www.responsiblemineralsinitiative.org/smelters-refiners-lists/.

We allow the use of Active smelters, as long as they remain committed to undertake the necessary steps to being conformant. A commitment will be deemed satisfactory, as long as a smelter remains on the Active smelters list:

https://www.responsiblemineralsinitiative.org/smelters-refiners-lists/.

2.	Due Diligence Process

2.1	Design of Due Diligence

We have conducted a good faith reasonable country of origin inquiry regarding Conflict Minerals.  In July 2011, we commenced our due diligence measures, which are designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the "OECD Guidance").

2.2	Management Systems

As described above, we have adopted the CM Policy, which is posted on our website at www.belfuse.com, under "Investors, Corporate Governance, Conflict Free Statement."

Internal Team

The people responsible for purchasing and quality assurance at each of our facilities comprise our team.  The team is responsible for implementing our Conflict Minerals compliance strategy and reports to our Chief Financial Officer.  We utilize the RMI Conflict Minerals Reporting Template to collect, manage, aggregate, and report Conflict Minerals information, which we believe is an industry standard practice. Senior management of Bel is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

Our supply chain is complex and includes many third parties between our direct suppliers and the original sources of the Conflict Minerals.  As a result, we do not purchase Conflict Minerals directly from smelters or refiners and, therefore, do not have a direct relationship with smelters and refiners.  We utilize the Conflict Minerals Reporting Template, a resource developed by the RMI (which was founded in 2008 as the Conflict-Free Sourcing Initiative by members of the RBA, formerly the Electronic Industry Citizenship Coalition, and the Global e-Sustainability Initiative), an industry-wide initiative to disclose upstream sources in the supply chain.

Controls include, but are not limited to, our Code of Ethics, which outlines expected behaviors for all of our associates. The Code is posted on our website at www.belfuse.com, under "Investors, Corporate Governance, Code of Ethics."  Since 2013, regardless of whether suppliers are directly subject to the Rule, our purchase orders incorporate our CM Policy by reference thereto.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have provided education for our suppliers that are not required to be compliant with the Rule and encouraged our supply base to utilize the Conflict Minerals Reporting Template, which is made available to them on a cost-free basis through the RMI website.  As referenced above, since 2013, purchase orders issued to our suppliers incorporate our CM Policy by reference, whether or not such suppliers are directly subject to the Rule.

Grievance Mechanism

Bel's associates may report misconduct, raise issues or ask questions, including with respect to any questionable accounting, internal control or auditing matters concerning the Company, without fear of dismissal or retaliation of any kind. Reports may be made confidentially and/or anonymously online through www.ethicspoint.com.

In addition, the Board of Directors has established a procedure that enables shareholders to communicate in writing with members of the Board. Any such communication should be addressed to the Company's Secretary and should be sent to such individual c/o Bel Fuse Inc., 300 Executive Drive, Suite 300, West Orange, New Jersey 07052.  Any such communication must state, in a conspicuous manner, that it is intended for distribution to the entire Board of Directors. Shareholders may also communicate with the Board by directing communications through the Corporate Secretary by following instructions on the Company's website at www.belfuse.com.

Under the procedures established by the Board, upon the receipt of such a communication from a shareholder identified as such, the Company's Secretary will send a copy of such communication to each member of the Board or to the appropriate committee thereof, identifying it as a communication received from a shareholder.  Absent unusual circumstances, at the next regularly scheduled meeting of the Board or to the appropriate committee thereof held more than two days after such communication has been distributed, the Board or to the appropriate committee thereof will consider the substance of any such communication.

Maintain Records

We generally have a policy to retain all relevant documentation relating to our conflict minerals due diligence for an indefinite period of time.

2.3	Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described above.

We have identified our direct suppliers and we rely on these suppliers, whose raw materials may contain Conflict Minerals, to provide us with information about the source of such Conflict Minerals contained in the raw materials supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

2.4	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, we have an approved risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations, we have included our CM Policy on our website and held internal training sessions with our employees.  This helps us to ensure that our employees are knowledgeable of the Rule and have the ability to inform our suppliers of the Rule.  Since 2013, all purchase orders we issue incorporate our CM Policy by reference thereto.

As described in our CM Policy, we would engage with any of our suppliers whom we have reason to believe are supplying us with Conflict Minerals from sources that may support conflict in any of the Covered Countries to establish an alternative source of such Conflict Minerals that does not support such conflict, as provided in the OECD Guidance.  As a result of our surveys of suppliers in respect of the Reporting Period, we are currently engaging with three vendors to obtain product-level Conflict Minerals Reporting Template information to determine if any materials supplied to us by such vendors include any Conflict Minerals from non-conformant smelters so that a corrective action plan can be implemented if needed, as further described under "Survey Responses" below.

2.5	Assessment of Feasibility of Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain.

3.	Due Diligence Results

Requested Information

We conducted a survey of our top suppliers utilizing the RMI Conflict Minerals Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide materials within a company's supply chain. It includes questions regarding a company's conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in a company's products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on RMI's website.  We understand that the Template is being used by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

Power Solutions & Protection

The facilities that manufacture products for Bel’s Power Solutions & Protection group are set forth above in the chart under “1.3 Supply Chain Overview”.  We surveyed suppliers to these facilities which represented 99% of raw material spend to suppliers of products or components that could contain Conflict Minerals at those facilities.  The majority of those suppliers responded.  Of the smelters identified, the majority were either on the Conflict Free Smelters list prepared by RMI or otherwise conforms to OECD due diligence standards.  The Power Solutions & Protection group accounted for approximately 57% of our aggregate raw materials spend for 2023. Our CUI business, which is part of Bel's Power Solutions & Protection group, is currently in discussions with three vendors who currently utilize sources which do not appear on the Conflict Free Smelters list prepared by RMI as identified on their vendor-level Conflict Minerals Reporting Templates. The three vendors accounted for approximately $3.7 million of our aggregate raw materials spend for 2023. We will be working with these vendors to obtain product-level Conflict Minerals Reporting Templates to determine whether any CUI products include any Conflict Minerals from non-conformant smelters so that a corrective action plan can be implemented if needed.

Connectivity Solutions

The facilities that manufacture products for Bel’s Connectivity Solutions group are set forth above in the chart under “1.3 Supply Chain Overview”. We surveyed suppliers to these facilities which represented the majority of raw material spend to suppliers of products or components that could contain Conflict Minerals at those facilities.  The majority of those suppliers responded.  Of the smelters identified, all were either on the Conflict Free Smelters list prepared by RMI or otherwise conforms to OECD due diligence standards.  We are not aware of any Connectivity Solutions raw materials sourced from non-conformant smelters.  The Connectivity Solutions group accounted for approximately 23% of our aggregate raw materials spend for 2022.

Magnetic Solutions

The facilities that manufacture products for Bel’s Magnetic Solutions group are set forth above in the chart under “1.3 Supply Chain Overview”. We surveyed suppliers to these facilities which represented 97% of raw material spend to suppliers of products or components that could contain Conflict Minerals at those facilities.  The majority of those suppliers responded.  Of the smelters identified, all were either on the Conflict Free Smelters list prepared by RMI or otherwise conforms to OECD due diligence standards.  We are not aware of any Magnetic Solutions raw materials sourced from non-conformant smelters.  The Magnetic Solutions group accounted for approximately 20% of our aggregate raw materials spend for 2022.

We reviewed the responses we received against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as any inconsistencies within the data reported in the Template. Where further engagement was necessary, we have worked directly with these suppliers to provide us with revised responses.

Efforts to Determine Mine or Location of Origin

Through our participation in RMI, the OECD implementation programs, and requests to our suppliers to complete the Template, we have determined that seeking information about smelters and refiners that may be included in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of any Conflict Materials that may be used in our products.  We continue to encourage our suppliers to use smelters that are on the Conflict Free Smelters list prepared by RMI.